UBS Global Asset Management (Americas) Inc. 1285 Avenue Of The Americas New York NY 10019 Tel. +1-212-821 3000 www.ubs.com

August 6, 2015

VIA EDGAR
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Attn:   Mr. Kenneth Ellington

Re:	Strategic Global Income Fund, Inc. and Global High Income Fund Inc. (the “Registrants”) - File Nos. 811-06475 and 811-07540, respectively

Dear Mr. Ellington:

As you requested, this letter is being filed in response to the comments you relayed to me telephonically on July 14, 2015, in connection with the periodic review conducted by the staff of the Securities and Exchange Commission (the "Staff") of the Registrants' shareholder reports.

The Staff’s comments are summarized below, followed by the Registrants’ responses:

1.
Comment:  The Staff notes that the Registrants' shareholder reports indicate that the Registrants had returns of capital distributions.  Section 19(a) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 19a-1 thereunder require an investment company to issue a written statement to accompany distributions to shareholders (a “19a-1 Notice”).  Please confirm that 19a-1 Notices were provided.

Response:  The Registrants confirm that 19a-1 Notices were prepared by each Registrant with respect to each monthly distribution paid during the relevant period and that such notices were sent to each Registrant's transfer agent for further dissemination to shareholders.

2.
Comment:  The Staff noted that it had checked the web site referenced in the shareholder reports as sources for additional fund information and that such web site did not have copies of the 19a-1 Notices.  The Staff noted that closed-end funds sponsored by other firms frequently have 19a-1 Notices posted to web sites.

Response:  As an initial matter, the Registrants observe that there is no legal requirement to post 19a-1 Notices to a web site; however, the Registrants voluntarily take the following actions each month to disseminate the information in 19a-1 Notices to the investing public: (1) first, on the day each month that the 19a-1 Notices are to be transmitted by each Registrant's transfer agent, each Registrant issues a press release consisting of a brief introductory paragraph followed by the actual text of that month's 19a-1 Notice, (2) after issuance to the media, this press release is also filed with the New York Stock Exchange and (3) the most recent press release containing a 19a-1 Notice is posted to the same web site where other information regarding the Registrants is posted and at the "Distribution/dividend information" link in the section under the Registrant's name captioned "Press Releases."  We also note that there is a separate "Press release archive" link in the same section that can be accessed for older 19a-1 Notice press releases.  We also note that towards the top of the same web page, the following link appears:  "Share Tax Basis Reporting (Form 8937)," which can be used to access the most recent IRS Form 8937 for each Registrant as well as other funds; this form has an exhibit detailing, among other things, the return of capital per share broken down by each distribution date during the reporting period.  The Registrants believe that their practices in this area are more likely to result in widespread public dissemination of 19a-1 Notice information than the practice of just posting copies of monthly 19a-1 Notices to a web site because the information in the monthly press releases should also appear in search results on various third-party internet search engines given its issuance to the general public as part of a press release.

Should you have any questions or comments, please contact the undersigned at 1-212-882 5576.

Respectfully,

/s/ Keith A. Weller
Keith A. Weller

Vice President & Assistant Secretary of each of
Global High Income Fund Inc. and Strategic Global Income Fund, Inc.